Exhibit (a)(1)(vii)

Dear {Eligible Optionee}:

We are sending this notice to remind you that the deadline of November 6, 2009, 9:00pm US Eastern time is approaching for you to elect to participate in VeriFone’s stock option exchange program. If you wish to participate in the offer to tender your eligible options, as described in the offering materials filed with the United States Securities and Exchange Commission on Schedule TO on October 8, 2009 (the “Offering Materials”), you must log into the following website and follow the directions listed: https://verifone.equitybenefits.com. The Offering Materials are also posted on this website for your review.

Your participation in the offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms. Questions about the offer or requests for assistance or for additional copies of any Offering Materials or for a paper election form should be made by email to the VeriFone Equity Team at i_equityteam@verifone.com.